SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant's name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) plans to purchase a portion of KEPCO shares currently held by Resolution & Finance Corporation (“RFC”) by the end of 2007 for the purpose of stabilizing KEPCO’s share price. According to publicly available information, Korea Deposit Insurance Corporation (“KDIC”), the parent company of the RFC, plans to cause RFC to sell KEPCO’s shares held by RFC through a block trade. As of July 2, 2007, the RFC held 32,210,933 shares, or 5.02%, of KEPCO’s total common shares issued and outstanding. KEPCO may change its plan for the purchase of the KEPCO shares held by RFC subject to the resolution of the Disposal Review Subcommittee under the Public Fund Oversight Committee as well as the resolution of KEPCO’s Board of Directors. Details of the timing and the number of shares that will be purchased by KEPCO will be made publicly available promptly after they become finalized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Hong, Jong-Kwang
Name:	Hong, Jong-Kwang
Title:	Treasurer

Date: July 2, 2007